Exhibit 3(ii)

By-law Amendments

Amendments to Company By-laws

1.	Section 4.03(a) of the By-laws is hereby deleted in it entirety and the following new Section 4.03(a) substituted in its place:

“(a) Number. The board of directors shall consist of nine members.”

2.	Paragraph (b) of Section 4.03 of the By-laws is hereby deleted in its entirety and the following new paragraph shall be substituted in its place:

“(b) Term of Office.

(i)           Until December 31, 2011 the directors shall be classified, with respect to the time for which they severally hold office, into three classes. The initial term of office of the directors shall be as follows: the term of directors of the first class shall expire at the first annual meeting of shareholders following the initial annual meeting at which such class was elected; the term of directors of the second class shall expire at the second annual meeting of shareholders following the initial annual meeting at which such class was elected; and the term of directors of the third class shall expire at the third annual meeting of shareholders following the initial annual meeting at which such class was elected.  Except as provided in the last sentence of this Section 4.03(b)(i), at each annual meeting of shareholders following the annual meeting of shareholders on June 15, 2010, the class of directors whose term expires at such meeting shall be elected to hold office for a term expiring at the third annual meeting of shareholders following the annual meeting at which such class of directors was elected. Each director (of any class or whenever elected) shall hold office until his or her successor has been selected and qualified, or until his or her earlier death, resignation or removal.  The term of office of any director whose term would otherwise extend beyond the annual meeting to be held on or about June 15, 2012, shall expire at such annual meeting on or about June 15, 2012 without any further action required by the Company.

(ii)          Beginning on January 1, 2012 and thereafter, the term of office of each director shall be one year. Each director shall hold office until the expiration of the term for which he or she was selected and until a successor has been selected and qualified or until his or her earlier death, resignation or removal.  Any director who was elected to a term of office whose term would otherwise extend beyond the annual meeting to be held on or about June 15, 2012, shall expire at such annual meeting on or about June 15, 2012 without any further action required by the Company.  A decrease in the number of directors shall not have the effect of shortening the term of any incumbent director.”

3.	Section 3.02(a) of the By-laws is hereby deleted in its entirety and the following new Section 3.02(a) substituted in its place:

“(a) The board of directors shall fix and designate the annual meeting of the shareholders to be held on or about June 15 in each calendar year, on a date no earlier than June 8 and no later than June 30, at 10 o’clock A.M.; provided, however, the 2011 annual meeting of the shareholders shall be held on June 13, 2011. At said annual meeting, the shareholders then entitled to vote shall elect directors:  (a) at the annual meetings of shareholders on June 15, 2010 and on June 13, 2011, for the three classes of directors with each class having a staggered term and shall transact such other business as may properly be brought before the meeting; and (b) at the annual meetings of shareholders commencing on or about June 15, 2012, and continuing thereafter, for one year terms and shall transact such other business as may properly be brought before the meeting.  If the annual meeting shall not have been called and held within thirty days of the required time, any shareholder or director may call the annual meeting at any time thereafter.”

4.	The following new language is hereby added after the first sentence of Section 3.03(a) of the By-laws:

“Special meetings of the shareholders may also be called by the holders of at least 20% of the combined voting power of the then outstanding shares entitled to vote at the particular meeting; provided, however, that a special meeting may not be called by any shareholder or shareholders for the purpose of electing or removing any director or directors of the corporation.  Upon request in writing sent by registered mail to the chairman of the board of directors or chief executive officer of the corporation by any shareholder or shareholders entitled to call a special meeting of the shareholders pursuant to this Section 3.03(a), the board of directors shall determine a place and time for such meeting, which time shall not be less than ninety (90) nor more than one hundred and twenty (120) days after the receipt of such request, and a record date for the determination of shareholders entitled to vote at such meeting in the manner set forth in Section 3.12 hereof.  Following such receipt, it shall be the duty of the secretary of the corporation to cause notice to be given to the shareholders entitled to vote at such meeting, in the manner set forth in Section 2.03 hereof, that a meeting will be held at the time and place so determined.”

5.	The following new paragraph is hereby added after the existing paragraph of Section 8.08 of the By-laws:

“Notwithstanding subsection (ii) of the first sentence of the foregoing paragraph of this Section 8.08, the board of directors shall not take any action to amend, repeal or modify the following provisions of these By-laws, or make any other amendments to the By-laws that would have the effect of amending, repealing or modifying such provisions, unless (i) at least 66% of the independent directors of the Company then in office shall have approved such amendment, repeal or modification, and (ii) during the period of time up to and including the June 2012 annual meeting of shareholders that any SAVE Nominee (as defined below) is a member of the Board, at least one SAVE Nominee approved such repeal, amendment or modification: Section 3.02(a); Section 4.03(a); Section 4.03(b); the second, third and fourth sentences of Section 3.03(a); and this sentence of Section 8.08.  For purposes of this paragraph, the term “independent directors” shall mean directors of the corporation that are independent under the independence standards applicable to the corporation under paragraph (a)(1) of Item 407 of Regulation S-K promulgated by the Securities and Exchange Commission as such Item may be amended from time to time or any successor thereto.  “SAVE Nominee” shall mean any member of the board of directors of the Company who was originally appointed or selected for nomination by the Shareholder Advocates for Value Enhancement pursuant to that certain Settlement Agreement, dated February 4, 2010, by and among the Company and the other parties thereto.”